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10029720

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2009____ AND ENDING____12/31/2009____

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

525 WASHINGTON BLVD, 14TH FLOOR
(No. and Street)

JERSEY CITY	NEW JERSEY	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT A. VALLONE   (201) 499-8735
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, MOREY & NEE, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20	BETHLEHEM	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

MAR 0 1 2010

Washington, DC
110

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __ROBERT A. VALLONE_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC_____ , as

of _DECEMBER 31_____ , 20_09____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHEIF FINANCIAL OFFICER
_____
Title

_Sarah Rachel Walters_____
Notary Public

SARAH-RACHEL WALTERS
Notary Public State of New York
No. 01WA5049715
Qualified In Richmond County
Commission Expires September 18, 2013

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Contents



Wagner, Morey & Nee, LLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR REPORT

To the Members
Hold Brothers On-Line Investment Services, LLC:

We have audited the accompanying statement of financial condition of Hold Brothers On-Line Investment Services, LLC (the Company) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hold Brothers On-Line Investment Services, LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Wagner, Morey & Nee, LLC

Wagner, Morey & Nee, LLC
Bethlehem, PA 18020
February 24, 2010

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 5,451,919
Cash required to be segregated under federal regulations and other regulations	9,010,841
Receivable from broker-dealers and clearing organizations	3,278,197
Receivable from customers	2,113,123
Deposits with clearing organizations and others(cash of $1,499,363 and securities with a market value of $591,101)	2,090,464
Securities owned:	
Marketable securities, at market value	5,729,121
Not readily marketable, at estimated fair value	10,000
Property and equipment, net of accumulated depreciation of $1,016,027	774,673
Receivable from affiliates	387,217
Other assets	1,389,862
TOTAL ASSETS	**$ 30,235,417**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Payable to broker-dealers and clearing organizations	$ 8,876	
Payable to customers	8,676,585	
Payable to non-customers	2,023	
Securities sold, not yet purchased, at market value	527,745	
Accounts payable	2,321,627	
Accrued expenses and other liabilities	2,436,795	
Payable to affiliate	413,371	
TOTAL LIABILITIES		14,387,022

MEMBERS' EQUITY

Class A voting, member units	7,040,230	
Class B nonvoting, members units	8,808,165	
		15,848,395
TOTAL LIABILITIES AND MEMBERS' EQUITY		**$ 30,235,417**

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2009

NOTE A – ORGANIZATION

Nature of business:

Hold Brothers On-Line Investment Services, Inc. was organized in 1994 in the State of Delaware and during 2002, was reorganized as a limited liability company, and became Hold Brothers On-Line Investment Services, LLC (the "Company"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a majority owned subsidiary of Hold Brothers, Inc. (the "Parent").

The Company engages in the trading of equity securities and options and provides brokerage services to individuals. The Company provides these services through its home office in Jersey City, New Jersey and its branch network.

The Company is self clearing and has a direct clearing relationship with National Securities Clearing Corporation (the "NSCC").

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Cash required to be segregated under Federal and other regulations:

At December 31, 2009, the Company had interest bearing cash deposits of $9,010,841 maintained in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial instruments are recorded at fair value in accordance with FASB Statement No. 157.

Notes to Financial Statements
December 31, 2009

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment:

Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful life of the related asset.

Commissions:

Commissions and related clearing charges are recorded on a trade-date basis as securities transactions occur.

Income taxes:

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the income tax returns of its members. Therefore, no provision for income tax has been provided.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – FAIR VALUE

Fair Value Measurement

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2009

NOTE C – FAIR VALUE (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

Fair Value Measurements on a Recurring Basis As of December 31, 2009					
	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Deposits with clearing organizations	$580,712	$10,389	$-	$-	$591,101
Securities owned:					
Equities	5,729,121	10,000	-	-	$5,739,121
Derivatives	-	-	-	-	-
TOTALS	$6,309,833	$20,389	$-	$-	$6,330,222
	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
LIABILITIES					
Securities sold, not yet purchased:					
Equities	$517,595	$-	$-	-	$517,595
Derivatives	10,150	-	-	-	10,150
TOTALS	$527,745	$-	$-	$-	$527,745

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2009

NOTE D – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$2,289,144	$ -
Securities failed to deliver/receive	8,452	8,876
Receivable/payable to broker-dealers	975,887	
Fees and commissions receivable	4,714	-
Totals	$3,278,197	$ 8,876

NOTE E – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivable from customers of $2,113,123 primarily represent credit extended to customers to finance their purchases of securities on margin. Securities owned by customers collateralize the margin receivables.

Payable to customers of $8,676,585 consists of credit balances. Payable to non-customers of $2,023 consists of credit balances payable to principal officers and related entities of the Company.

NOTE F – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2009 consists of:

Furniture and equipment	$ 1,289,028
Leasehold improvements	383,706
Vehicles	117,966
	1,790,700
Less accumulated depreciation	1,016,027
	$ 774,673

NOTE G – SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and a financing facility with a bank totaling $10,000,000. At December 31, 2009, there was zero outstanding under this facility. Interest is charged at the London Interbank Offered Rate plus 235 basis points.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2009

NOTE H – COMMITMENTS AND CONTINGENCIES

Leases:

The Company leases office space under long-term leases. Future obligations relating to the primary terms of the Company's long-term office space leases are:

Year Ending December 31:		
2010	$	187,216
2011		70,667
2012		50,895
2013		51,678
2014 and beyond		43,065
	$	403,521

Letters of credit:

The Company has a secured letter of credit ("LOC") issued in favor of the Company's landlord, which was issued by a diversified U.S. financial institution in the amount of $198,240. This LOC matures March 31, 2010. At December 31, 2009, there were no outstanding borrowings under this LOC. As of December 31, 2009, securities of $401,184 were pledged to secure the LOC.

Litigation:

In the normal course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE I – MEMBERS' EQUITY

The Class A member units are voting.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from certain trading activities.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2009

NOTE J – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $12,266,331, which was $11,342,514 in excess of its required net capital of $923,817. The Company ratio of aggregate indebtedness to net capital was 1.13 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE K – RELATED PARTY TRANSACTIONS

The Company has a software license agreement with Holdsoftware.com, Inc. an affiliated company. Included in payable to affiliate is $392,799 that represents accrued costs associated with this software license

The Company has an agreement with a related entity, Hold Brothers Execution Services, LLC for the electronic execution of trades on certain exchanges Included in payable to affiliate is $20,572 that represents accrued costs associated with this agreement.

NOTE L – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2009

NOTE L – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company borrows securities temporarily from other brokers in connection with securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. Exchange-traded options are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

At December 31, 2009, cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

NOTE M – GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.